UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: December 13, 2012
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Street Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

b) and c)   On December 14, 2012, Integrys Energy Group, Inc. (the "Company") announced that James F. Schott, the Company's vice president – external affairs, will become the Company's vice president and chief financial officer effective January 1, 2013. Mr. Schott succeeds Joseph P. O'Leary, currently the Company's senior vice president and chief financial officer, who has informed the Company that he intends to retire in 2013. Mr. O'Leary will continue to serve as senior vice president and will assist with the transition and other strategic projects until his retirement.

Mr. Schott, 55, has served as the Company's vice president – external affairs since March 2010, and served as the Company's vice president – regulatory affairs from July 2004 until March 2010 and as assistant vice president of regulatory affairs since he joined the Company in 2003. Prior to joining the Company, Mr. Schott held several positions at Wisconsin Gas (now a subsidiary of Wisconsin Energy Corporation) including vice president operations, vice president finance, and controller. Prior to joining Wisconsin Gas, he worked for Arthur Andersen.

On December 14, 2012, the Company also announced:
- Lawrence T. Borgard, currently the Company's president and chief operating officer – utilities, will also assume responsibility for the Company's governmental relations;
- William D. Laakso, currently the vice president human resources, will also add responsibility for the Company's corporate communications;
- Phillip M. Mikulsky, currently the Company's executive vice president – business performance and shared services, will become the Company's executive vice president – corporate initiatives and chief security officer; and,
- Mark A. Radtke, currently the Company's executive vice president and chief strategy officer, will become the Company's executive vice president – shared services and chief strategy officer.

A copy of the news release announcing these management changes is filed as Exhibit 99 to this Current Report on Form 8-K and is incorporated herein

Item 9.01   Financial Statements and Exhibits.

(a)   Not applicable.

(b)   Not applicable.

(c)   Not applicable.

(d)   Exhibits. The following exhibit is being filed herewith:

99   News Release of Integrys Energy Group, Inc. dated December 14, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Charles A. Schrock
      Charles A. Schrock
      Chairman, President and Chief Executive Officer

Date: December 14, 2012

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated December 13, 2012

**Exhibit
Number**

99   News Release of Integrys Energy Group, Inc. dated December 14, 2012

Integrys Energy Group, Inc.

NEWS RELEASE

Integrys Appoints James F. Schott Vice President and Chief Financial Officer and Announces Other Management Changes

Chicago, IL – The board of directors of Integrys Energy Group, Inc. (NYSE: TEG) has named James F. Schott, vice president – external affairs, to serve as vice president and chief financial officer for Integrys effective January 1, 2013. Schott succeeds Joseph P. O'Leary**,** senior vice president and chief financial officer, who announced plans to retire in 2013. O'Leary will continue to serve as senior vice president reporting to Charlie Schrock, chairman, president and chief executive officer, and will assist with the leadership transition and other strategic projects until his retirement.

"Joe's commitment to the company and dedicated service contributed to our success in many ways over his 11-year tenure. I look forward to Joe's continued guidance and support on financial and strategic matters until his retirement," said Charlie Schrock.

"Through our succession planning process, we have in place a highly qualified successor to Joe," Schrock continued. "Jim has extensive experience in the financial and utility industry. He started his career working with Arthur Andersen accounting and management firm, specializing in capital intensive industries such as utilities. He later worked for Wisconsin Gas (now a subsidiary of Wisconsin Energy Corporation) where he held several positions including controller, vice president finance and vice president operations. Since joining Integrys in 2003, Jim has contributed significantly to the regulatory and financial strategy for Integrys in his roles as assistant vice president regulatory affairs and later vice president external affairs." Schott is a Certified Public Accountant and holds a bachelor's degree in Business Administration from Georgetown University and an MBA from the University of Wisconsin-Milwaukee.

In other key announcements,

- Larry Borgard, president and chief operating officer of the Integrys' regulated utilities, will add leadership of Integrys governmental relations to his current responsibilities. Borgard represented the American Gas Association (AGA) as Chair for the past year and will bring that experience to the company's government relations strategy benefitting all of the Integrys subsidiaries.

- William D. Laakso, vice president human resources, will add leadership of Integrys corporate communications to his current responsibilities;

- Phillip M. Mikulsky, executive vice president – business performance and shared services, will now serve as executive vice president – corporate initiatives and chief security officer; and,

- Mark A. Radtke, executive vice president and chief strategy officer, will now serve as executive vice president- shared services in addition to his current responsibilities as chief strategy officer, and chief executive officer Integrys Transportation Fuels.

These leadership changes are a reflection of an ongoing, long-term talent management process at Integrys. "Our focus on creating diverse development opportunities and exposure to key aspects of the business ensures that Integrys has a knowledgeable, flexible executive team that can not only ensure continued successful operations, but also take the company into the future," said Charlie Schrock.

About Integrys Energy Group, Inc.

Integrys Energy Group is a diversified energy holding company with regulated natural gas and electric utility operations (serving customers in Illinois, Michigan, Minnesota, and Wisconsin), an approximate 34% equity ownership interest in American Transmission Company (a federally regulated electric transmission company operating in Wisconsin, Michigan, Minnesota, and Illinois), and nonregulated energy operations. More information is available at www.integrysgroup.com.

For More Information, Contact:

- Steven P. Eschbach, CFA
  Vice President - Investor Relations
  Integrys Energy Group, Inc.
  (312) 228-5408

- Jennifer Block
  Director Media Relations
  Integrys Energy Group, Inc.
  (312) 465-0911